UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT REGARDING THE EXPIRATION OF THE SIX-WEEK PERIOD IN CONNECTION WITH THE COMPULSORY ACQUISITION OF DIMENSION DATA SHARES AND THE DELISTING OF DIMENSION DATA SHARES

On December 9, 2010, the registrant announced that the six-week period in connection with the compulsory acquisition of shares in Dimension Data Holdings plc (“Dimension Data Shares”) has expired, and confirmed that delisting of the Dimension Data Shares will take effect from December 14, 2010. Attached is the press release that the registrant filed with the London Stock Exchange on December 9, 2010 (London time), which the registrant has summarized for investors in an announcement filed with the Tokyo Stock Exchange on December 9, 2010 (Tokyo time).

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: December 9, 2010

Not for release, publication or distribution, in whole or part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws in that jurisdiction

9 December 2010

Recommended Cash Offer

for

Dimension Data Holdings plc (“Dimension Data”)

by

Nippon Telegraph and Telephone Corporation (“NTT”)

Completion of Compulsory Acquisition and Delisting

NTT announces that the six week period connected with the compulsory acquisition of the Dimension Data Shares has now expired and that, accordingly, it is now in the process of acquiring all of the Dimension Data Shares in respect of which valid acceptances had not been tendered in the Offer. NTT expects the process to be completed by 13 December 2010.

NTT confirms that delisting of the Dimension Data Shares will take place with effect from 14 December 2010.

Defined terms used but not defined in this announcement have the same meanings as in the Offer Document.

- Ends -

For further information:

NTT – Global Business Strategy Office	Telephone: +81 3 5205 5191

Morgan Stanley (Financial Adviser to NTT)

Laurence Hopkins (London)	Telephone: +44 20 7425 8000

Hironobu Wakabayashi (Tokyo)	Telephone: +81 3 5424 5000

Risana Zitha (Johannesburg)	Telephone: +27 11 587 0800

Dimension Data

Patrick Quarmby	Telephone: +27 11 575 0000

David Sherriffs	Telephone: +27 11 575 0000

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker to Dimension Data)

Michael Wentworth-Stanley (London)	Telephone: +44 20 7588 2828

David Harvey-Evers (London)	Telephone: +44 20 7588 2828

Grant Tidbury (Johannesburg)	Telephone: +27 11 507 0300

Mitsubishi UFJ Morgan Stanley Securities Co. Ltd, Morgan Stanley & Co. Limited and Morgan Stanley South Africa (Proprietary) Limited (together, “Morgan Stanley”) are acting as exclusive financial advisers to NTT and no one else in connection with the Offer and will not be responsible to anyone other than NTT for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Offer, the contents of this announcement or any matter referred to herein.

J.P. Morgan plc, which conducts its UK investment banking business as J.P. Morgan Cazenove and which is authorised and regulated by the UK Financial Services Authority, is acting for Dimension Data and no-one else in connection with the Offer and this document and will not be responsible to anyone other than Dimension Data for providing the protections afforded to clients of J.P. Morgan plc or for providing advice in relation to the Offer, the contents of this announcement or any matter referred to in this document.

The Offer will be made in the United States in reliance on, and compliance with, Section 14(e) of the Exchange Act and Regulation 14E thereunder. The Offer will not be extended to, and may not be accepted by, holders of Dimension Data’s American Depositary Receipts.

The Offer relates to the shares of a UK company and will be governed by English law. The Offer will primarily be subject to the disclosure requirements and practices applicable in the UK to takeover offers, which may differ from the disclosure requirements of the SRP and the United States. Furthermore, the payment and settlement procedures with respect to the Offer will comply with the relevant United Kingdom rules, which differ from United States payment and settlement procedures.